UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTIONS 13(a) OR SECTION 12(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-53001

BCM Resources Corporation

(Exact name of registrant as specified in its charter)

Suite 480, 1040 West Georgia St.

Vancouver, British Columbia, Canada V6E 4H1

(604) 646-0144

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common shares, without par value

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934.

Rule 12h-6(a) [X] Rule 12h-6(d) [ ]

(for equity securities) (for successor registrants)

Rule 12h-6(c) [ ] Rule 12h-6(i) [ ]

(for debt securities) (for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

BCM Resources Corporation (the “Company”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on December 19, 2007.

The Company has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding Commission rules for the 12 months preceding the filing of this Form. The Company has filed at least one annual report under Section 13(a) of the Exchange Act.

Item 2. Recent United States Market Activity

THE COMPANY’s common shares have not been sold in the United States in a registered offering under the Securities Act of 1933, as amended (the “1933 Act”).

Item 3. Foreign Listing and Primary Trading Market

The Company’s share capital exists of common shares, no par value (the “Common Shares”). The primary trading market for the Common Shares is the TSX Venture Exchange located in Toronto, Province of Ontario, Canada. The Common Shares were initially listed on the TSX Venture Exchange on September 27, 2006 under the trading symbol “B”.

The Company has maintained a listing of the Common Shares on the TSX Venture Exchange for at least the 12 months preceding the filing of this Form.

The percentage of trading in the Common Shares that occurred on the TSX Venture Exchange as of a recent 12-month period was 100%. The first and last day of the recent 12-month period were December 21, 2008 and December 21, 2009, respectively.

Item 4. Comparative Trading Volume Data

Not applicable

Item 5. Alternative Record Holder Information

As of December 21, 2009, the Company had a total of zero holders of its common shares who are United States residents.

Item 6. Debt Securities

Not applicable

Item 7. Notice Requirement

As requested by Rule 12h-6(h), attached to this Form as an exhibit is a press release disseminated by the Company on December 23, 2009 disclosing its intent to terminate its duty to file reports under Section 13(a) of the Exchange Act.

Item 8. Prior Form 15 Filers

Not applicable

PART II

Item 9. Rule 12g3-2(b) Exemption

The Company will publish the information required under Rule 12g3-2(b)(1)(iii) on the website on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval at www.sedar.com.

PART III

Item 10. Exhibits

Exhibit 1 - Press Release of the Company, dated December 23, 2009.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);
2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or
3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, BCM Resources Corporation has duly authorized the undersigned person to sign on behalf of this certification on Form 15F. In so doing, BCM Resources Corporation certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

BCM RESOURCES CORPORATION

By: /s/ Dale McClanaghan

Name: Dale McClanaghan

Title: President & CEO

Date: December 23, 2009